UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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**CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

COMMISSION FILE NO.: 0-50429

Date of Report: March 18, 2007

PROSPERO MINERALS CORP.

(Exact name of registrant as specified in its charter)

Nevada	**33-1059313**
(State of other jurisdiction of	(IRS Employer
incorporation or organization	Identification No.)

575 Madison Avenue, 10 ᵗʰ Floor, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

212-937-8442

(Registrant's telephone number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

□ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

□ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

□ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

□ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02

Election of Directors; Appointment of Principal Officers

On March 18, 2007, Mr. David Reeve consented to and was appointed as an additional director of Prospero Minerals Corp. by the board of Prospero.

Mr. Reeve was also appointed the acting Chief Operations Manager of Prospero Minerals Corp. on the same day, March 18, 2007.

Ms. Etoile Pinder consented to and was appointed CFO/Secretary/Treasurer and acting Chief Executive Officer of Prospero Minerals Corp.

Directors & Officers

Ms Étoile Pinder (28) attended Dartmouth College; her work at Dartmouth Medical School, funded by the Robert Wood Johnson Foundation, examined distribution of health care resources in the U.S. Her publications in that field were selected in 2003 by the National Institutes of Health (NIH) for presentation to the U.S. Congress as having a significant impact on science, and also have been incorporated into health policy courses worldwide, including Harvard University. She currently is the Health Financing Specialist for the National Health Insurance Implementation Project in Nassau, the Bahamas, responsible for determining the annual budget for the National Health Insurance plan and identifying financing mechanisms required to fund those projections.

Ms. Pinder has served as a director of Prospero since her appointment October 10, 2006. At that time a tentative announcement was made of her pending appointment as CFO/Secretary and Treasurer. Ms. Pinder will assume the new responsibilities for Prospero immediately.

Dave Reeve (53) has worked closely with executive management and legal teams implementing systems in conjunction with internal controls, operations and procedures the past 5 years. He spent some 20 years in management capacities in the petroleum equipment service industry.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROSPERO MINERALS CORP.

Dated: March 18, 2007   By: /s/ Etoile Pinder
                                         Etoile Pinder, Chief Executive Officer